

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Peter Rosenthal
President
Sonoran Energy, Inc
14180 Dallas Parkway, Ste 400
Dallas, TX 75254

> **Re: Sonoran Energy, Inc**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed on September 14, 2006**
> **Form 10-QSB for the Quarter Ended July 31, 2006**
> **Filed on September 21, 2006**
> **Form 10-QSB for the Quarter Ended October 31, 2006**
> **Filed on December 8, 2006**
> **Form 8-K filed April 7, 2006**
> **Response Letter Dated January 19, 2007**
> **Response Letter Dated March 26, 2007**
> **Response Letter Dated October 3, 2007**
> **File No. 000-28915**

Dear Mr. Rosenthal:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated October 3, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Form 10-KSB for the Year Ended April 30, 2006</u>

<u>General</u>

1. We note your response to prior comment two and it remains unclear when the terms of the Baron Oil acquisition were agreed to and announced. Please contact us to discuss.

2. We note your response to prior comment three and do not agree that the specific characteristics of your preferred shares warranted a 50% reduction in price relative to your common shares. Please contact us to discuss.

<u>Engineering Comments</u>

<u>General</u>

3. In comment eight of our May 16, 2007 letter, we asked that you include page numbers in documents that you filed with us. Your 2007 Form 10-KSB has no pagination after page F-7. Please include numbers for all pages in your future filings.

4. In comment nine of our May 16, 2007 letter, we asked that you electronically file all your prior responses. You responded that you "…will not be filing the unbound volume." Paragraph a)1)iii) of Rule 101 of Regulation S-T requires that your form 10-KSB <u>including any related correspondence and supplemental information</u>, except as otherwise provided, shall be submitted in electronic format. Please file electronically the bound volume of technical information that you furnished to us as part of your March 26, 2007 supplemental response.

<u>Description of Property</u>

<u>Reserves, Acreage and Sales Price</u>

5. In comment 10 of our May 16, 2007 letter, we asked for technical support for the proved undeveloped reserves you attributed to the Crosby 25 #1 and Crosby 36A #1 wells.

   - In your response, you included the statement, "These [Crosby] Austin Chalk wells have a water drive system and they recharge after having been shut-in for longer periods of time." We have not seen evidence that a fractured limestone, such as the Austin Chalk, can produce significant oil volumes by classic water drive recovery in any geologic province.

- You also presented "the decline curve plot for the Exxon Minerals 18 #1 well which demonstrates well re-charge and/or work over production enhancements following a long shut-in interval." The plot you presented is that for Exxon Minerals 18 #1 and #2 wells. Per the state of Louisiana's oil and gas information website, the #1 well had ceased production by end of 2001 and is shut-in. The #2 well was spudded June 6, 2003, completed September 5, 2003 and is still producing. Thus, your contention that the wells can be "recharged" does not appear to be supported.

- You also stated, "All that this well [Crosby 36A #1] requires to be brought on line is to repair a shallow hole in the tubing, clean out the lower well bore, complete an acid treatment, and bring the well on line (estimated $250K)." This appears to be inconsistent with your third party engineer's attribution of PUD reserves to this well with associated capital expense of $1.9 million.

Please address the points made above with conclusive technical information or amend your document to remove the PUD reserves attributed to these two wells.

6. In comment 11 of our May 16, 2007 letter, we asked that you provide technical support for the PUD reserves you attributed to the Ann McKnight 1701 location. Your field map shows the structurally equivalent offset well #101 – which has produced over 160 MBO – to be 1000' from the 1701 location. Our volumetric analysis indicates that a semi-circular drainage area [abutting the adjacent fault] consistent with the 101 well's cumulative production volume requires a radius with a range between 1100' to 1700'. Such a drainage area includes the 1701 location and appears to indicate a high likelihood of significant prior depletion. Your statement that injection into #101 well could have displaced oil to the 1701 location does not appear to have considered the circular drainage area attributable to the #301 well - cumulative production of 395 MBO – which requires an estimated radius of between 1400' to 1900'. The facts that the #301 well is also 1000' from the 1701 location and the reservoir's mapped width at the north end is about 3000', bolsters our view that this location has had significant prior depletion. Please address these points with conclusive technical information or amend your document to remove the PUD reserves attributed to the 1701 location.

ITEM 7 – Financial Statements, page F-1

Proved Oil and Gas Reserve Quantities (Unaudited), page F-24

7. In comment 13 of our May 16, 2007 letter, we asked that you amend your current Form 10-KSB to disclose proved developed reserve figures and reconciliation line

Mr. Peter Rosenthal
Sonoran Energy, Inc
December 12, 2007
Page 4

items as required by FAS 69. In your response filed October 3, 2007, you declined and stated that "…we have just issued our 2007 10KSB which will meet the FAS 69 requirements." Our examination of your 2007 10-KSB indicates:

- Omission of proved developed reserve figures for year-end 2006;

- Omission of appropriate explanations for the significant changes to your 2006 and 2007 proved reserves – as required by FAS 69, paragraph 11 - due to revisions and due to extensions and discoveries;

- A significant difference between your 2006 reserve figures - 1, 333 MBOE - and those of your third party engineer – 1,193 MBOE.

Please amend your 2007 10-KSB to expand your disclosure to address these items.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief